UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

AutoWeb, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

05335B100

(CUSIP Number)

DANIEL M. NEGARI

2121 E. Tropicana Avenue, Suite 2

Las Vegas, Nevada 89119

(702) 900-2999

STEVE WOLOSKY, ESQ

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

The 1 8 999 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		973,112
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

973,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

973,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

Daniel M. Negari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		133
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		973,112
PERSON WITH	9	SOLE DISPOSITIVE POWER

133
	10	SHARED DISPOSITIVE POWER

973,112
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

973,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

The Insight Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

200,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 05335B100

1	NAME OF REPORTING PERSON

Michael R. Ambrose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		200,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

200,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 05335B100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer directly owned by the 18999 Trust and the Insight Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 973,112 Shares directly owned by the 18999 Trust is approximately $3,124,200, including brokerage commissions. The aggregate purchase price of the 200,200 Shares directly owned by the Insight Trust is approximately $574,237, including brokerage commissions.

The Shares directly owned by Mr. Negari were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 133 Shares directly owned by Mr. Negari is approximately $485, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,948,950 Shares outstanding as of November 5, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2018.

(a)                As of the close of business on the date hereof, the 18999 Trust directly beneficially owned 973,112 Shares, constituting approximately 7.5% of the outstanding Shares.

As of the close of business on the date hereof, Mr. Negari directly owned 133 Shares, constituting less than 1% of the outstanding Shares. Mr. Negari, as trustee of the 18999 Trust, may be deemed to beneficially own the 973,112 Shares beneficially owned by the 18999 Trust, which, together with the 133 Shares he directly owns, constitutes approximately 7.5% of the Shares outstanding.

As of the close of business on the date hereof, the Insight Trust directly owned 200,200 Shares, constituting approximately 1.5% of the outstanding Shares. Mr. Ambrose, as trustee of the Insight Trust, may be deemed to beneficially own the 200,200 Shares beneficially owned by the Insight Trust, constituting approximately 1.5% of the outstanding Shares.

An aggregate of 1,173,445 Shares, constituting approximately 9.1% of the Shares outstanding, are reported in this Amendment No. 1 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

6

CUSIP NO. 05335B100

(b)               Each of the 18999 Trust and Mr. Negari share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by the 18999 Trust.

Mr. Negari has the sole power to vote and dispose of the Shares directly owned by him.

Each of the Insight Trust and Mr. Ambrose share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned by the Insight Trust.

(c)                Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons d. All of such transactions were effected in the open market.

7

CUSIP NO. 05335B100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2019

The 1 8 999 Trust

By:	/s/ Daniel M. Negari
	Name:	Daniel M. Negari
	Title:	Trustee

/s/ Daniel M. Negari
Daniel M. Negari

The Insight Trust

By:	/s/ Michael R. Ambrose
	Name:	Michael R. Ambrose
	Title:	Trustee

/s/ Michael R. Ambrose
Michael R. Ambrose

8

CUSIP NO. 05335B100

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

the 1 8 999 trust

Purchase of Common Stock	30,000	4.2400	01/18/2019
Purchase of Common Stock	2,469	3.4900	02/28/2019
Purchase of Common Stock	3,746	3.4400	02/28/2019
Purchase of Common Stock	30,000	3.4200	02/28/2019
Purchase of Common Stock	2,198	3.6000	02/28/2019
Purchase of Common Stock	2,035	3.5700	02/28/2019
Purchase of Common Stock	14,640	3.5500	02/28/2019

DANIEL M. NEGARI

Purchase of Common Stock	85	3.4200	02/28/2019

michael r. ambrose

Purchase of Common Stock	100	3.0900	01/30/2019
Purchase of Common Stock	100	3.1000	01/30/2019
Purchase of Common Stock	200	3.1200	01/30/2019
Purchase of Common Stock	100	3.1000	01/30/2019
Purchase of Common Stock	100	3.1000	01/30/2019
Purchase of Common Stock	1,500	3.5200	02/12/2019
Purchase of Common Stock	1,800	3.4900	02/12/2019
Purchase of Common Stock	1,500	3.5200	02/12/2019
Purchase of Common Stock	1,700	3.4900	02/12/2019
Purchase of Common Stock	2,100	3.5000	02/12/2019
Purchase of Common Stock	500	3.5000	02/13/2019
Purchase of Common Stock	500	3.5000	02/13/2019
Purchase of Common Stock	500	3.4900	02/13/2019
Purchase of Common Stock	500	3.4900	02/13/2019
Purchase of Common Stock	500	3.5000	02/13/2019
Purchase of Common Stock	400	3.4900	02/13/2019
Purchase of Common Stock	500	3.5000	02/13/2019
Purchase of Common Stock	500	3.5000	02/13/2019
Purchase of Common Stock	500	3.4900	02/13/2019
Purchase of Common Stock	500	3.4900	02/13/2019
Purchase of Common Stock	400	3.4900	02/13/2019
Purchase of Common Stock	500	3.4700	02/13/2019
Purchase of Common Stock	400	3.4900	02/13/2019
Purchase of Common Stock	500	3.4800	02/13/2019
Purchase of Common Stock	400	3.4900	02/13/2019
Purchase of Common Stock	400	3.4800	02/13/2019
Purchase of Common Stock	150	3.5000	02/14/2019

CUSIP NO. 05335B100

Purchase of Common Stock	200	3.5000	02/14/2019
Purchase of Common Stock	500	3.5000	02/14/2019
Purchase of Common Stock	500	3.5000	02/14/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	800	3.5000	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	800	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	200	3.5000	02/19/2019
Purchase of Common Stock	500	3.5000	02/19/2019
Purchase of Common Stock	500	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	500	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	500	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	600	3.4500	02/19/2019
Purchase of Common Stock	500	3.4500	02/19/2019
Purchase of Common Stock	1,000	3.3700	02/20/2019
Purchase of Common Stock	1,000	3.3700	02/20/2019
Purchase of Common Stock	500	3.3700	02/20/2019
Purchase of Common Stock	1,000	3.3700	02/20/2019
Purchase of Common Stock	1,000	3.3700	02/20/2019
Purchase of Common Stock	1,000	3.3700	02/20/2019
Purchase of Common Stock	400	3.3700	02/20/2019
Purchase of Common Stock	500	3.3600	02/21/2019
Purchase of Common Stock	500	3.3700	02/21/2019
Purchase of Common Stock	500	3.3700	02/21/2019
Purchase of Common Stock	500	3.3700	02/21/2019
Purchase of Common Stock	400	3.3300	02/21/2019
Purchase of Common Stock	100	3.3300	02/21/2019
Purchase of Common Stock	500	3.3700	02/21/2019
Purchase of Common Stock	500	3.4300	02/22/2019
Purchase of Common Stock	1,000	3.4300	02/22/2019
Purchase of Common Stock	1,200	3.4700	02/26/2019
Purchase of Common Stock	1,050	3.4700	02/26/2019
Purchase of Common Stock	600	3.4700	02/26/2019
Purchase of Common Stock	1,200	3.4700	02/26/2019
Purchase of Common Stock	800	3.4600	02/26/2019
Purchase of Common Stock	1,000	3.4900	02/26/2019
Purchase of Common Stock	600	3.4600	02/26/2019